EXHIBIT 99.127
                                                                  --------------


                                                              [ADVANTAGE LOGO]

                                                                       [Q1 LOGO]

2004 FIRST QUARTER

MANAGEMENTS DISCUSSION &
ANALYSIS


The following MD&A provides a detailed explanation of the financial and operating results of Advantage Energy Income Fund ("Advantage" or "the Fund") for the quarter ended March 31, 2004 and should be read in conjunction with the financial statements contained within this interim report and the audited financial statements and MD&A for the year ended December 31, 2003.

All per barrel of oil equivalent ("boe") numbers are stated at a 6:1 conversion rate for natural gas to oil.

CASH  DISTRIBUTIONS

Cash distributions per Unit for the three months ended March 31, 2004 were $0.69 per Unit, or $26.3 million, an increase of 8% over the $0.64 per Unit paid in the first quarter of 2003. The first quarter 2004 distributions were comprised of $0.23 per month for each of January, February and March. The amount distributed for the quarter represents 88% of total cash available for distribution. Cash available for distribution is defined as cash flow from operations less interest on convertible debentures. The remaining cash withheld of $3.6 million was used to partially finance the Fund's ongoing capital expenditure program. Since its inception on May 23, 2001 the Fund has distributed $178.7 million or $6.58 per Unit.

      Cash  distributions to Unitholders were paid as follows:

Period ended     Record date     Payment date     Distribution    Distribution per
----------------------------------------------------------------------------------
Jan. 31,2004    Jan. 30,2004     Feb. 17, 2004      $   8,734         $   0.23
Feb. 29,2004    Feb. 27,2004    March 15, 2004      $   8,755             0.23
Mar. 31,2004    Mar. 31,2004     Apr. 15, 2004      $   8,778             0.23
----------------------------------------------------------------------------------
                                                    $  26,267         $   0.69
----------------------------------------------------------------------------------

PRODUCTION

During the three months ended March 31, 2004 Advantage's natural gas production increased by 39% to 75.6 mmcf/d compared to 54.5 mmcf/d for the quarter ended March 31, 2003 and by 10.3 mmcf/d or 16% over the fourth quarter of 2003. The increase in natural gas production is primarily due to the acquisition of MarkWest Resources on December 2, 2003. MarkWest added approximately 20 mmcf/d of new natural gas production to Advantage. Additional natural gas production related to the Fund's active first quarter drilling program are expected to come on-stream late in the second quarter.

Crude oil and natural gas liquids production averaged 2,841 bbls/d in the first quarter of 2004 compared to 2,946 bbls/d for the quarter ending March 31, 2003. The 4% decline in production from the first quarter of 2003 is due to a minor property disposition of approximately 240 bbls/d and natural declines partially offset by the acquisition of MarkWest Resources on December 2, 2003.

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                                                                  EXHIBIT 99.127

                                                                               E

PRICES

During the three months ended March 31, 2004 Advantage's natural gas price averaged $6.28 per mcf ($6.28 per mcf including hedging) compared to $7.65 per mcf ($6.18 per mcf including hedging) in the first quarter of 2003. Advantage did not have natural gas hedges in place during the first quarter of 2004. For the three months ended March 31, 2004 AECO daily prices averaged $6.36 per mcf compared to $7.95 per mcf in the same period in 2003.

Natural gas prices have remained relatively strong during the first quarter of 2004. Continued strength of natural gas has been attributed to (i) the strength of crude oil prices which has eliminated the economic advantage of fuel switching away from natural gas, (ii) the potential for a hotter than normal summer and reduced coal inventories which may increase demand for gas-fired power generation and (iii) the US economy is showing signs of sustained growth which will add to non-weather demand for natural gas. Advantage continues to believe the pricing fundamentals for natural gas remain strong.

Crude oil and NGLs prices averaged $40.93 per barrel ($40.93 per barrel including hedging) in the first quarter of 2004 compared to $45.74 per barrel ($44.34 per barrel including hedging) in the three months ended March 31, 2003. Advantage had no crude oil hedges in place in the first quarter of 2004. First quarter 2004 prices for WTI crude oil averaged US$35.15 per barrel, 4% higher than the US$33.80 per barrel realized during the first quarter of 2003. Partially offsetting the increase in WTI prices was a stronger Canadian dollar which averaged $US/$Cdn $0.76 in the first quarter of 2004 compared to $0.66 in the first quarter of 2003.

Crude oil prices continued to be strong during the first quarter of 2004. Factors that affect the continued strength of crude oil include (i) continued conflict in the middle east, (ii) low global inventory levels and (iii) strong world oil demand. All of these factors are expected to keep crude oil prices high for the remainder of the year.

HEDGING

Advantage had no hedging contracts related to first quarter 2004 production. The Fund currently has the following hedge contracts in place:

      Volume                       Effective Period            Average Price
      ----------------------------------------------------------------------
      Natural gas - AECO
      50,350 mcf/d         April 1, 2004 - December 31, 2004     $ 6.12/mcf
      10,450 mcf/d         January 1, 2005 - March 31, 2005      $ 6.30/mcf

At March 31, 2004 the mark to market valuation of Advantage's outstanding hedges was a loss of $11.1 million. This amount has been included in the income statement as an unrealized hedging loss with a corresponding hedging liability recorded on the balance sheet. Advantage will continue to maintain a hedging program in order to add stability to the level of cash distributions to Unitholders.

ROYALTIES

During the first quarter of 2004 Advantage's royalties amounted to $10.6 million (19.6% of pre-hedged revenue) compared to $8.2 million (16.5% of pre-hedged revenue) in the first quarter of 2003. Total royalties in 2004 are higher as a result of higher revenues. The increase in the royalty rate in 2004 is the result of the acquisition of MarkWest Resources properties in December 2003 which attract higher royalty rates than other Advantage properties. Advantage expects royalty rates to approximate 20% for the balance of 2004.

OPERATING COSTS

Operating costs for the three months ended March 31, 2004 amounted to $8.3 million or $5.92 per boe compared to $5.5 million or $5.09 per boe in the first quarter of 2003. Operating costs steadily increased throughout 2003 due to higher power costs and higher field costs associated with the shortage of supplies, services and materials that have occurred as a result of very high levels of industry activity. Advantage's increased operating costs over 2003 are in line with overall industry trends.

GENERAL AND ADMINISTRATIVE AND MANAGEMENT FEES

General and administrative (G&A) expense in the first quarter of 2004 amounted to $0.8 million or $0.60 per boe compared to $0.8 million or $0.76 per boe in the first quarter of 2003. Total G&A expense in the first quarter was unchanged from the prior year while G&A per boe declined by 21% as a result of increased production.

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                                                                  EXHIBIT 99.127

                                                                               E

Management fees for the three months ended March 31, 2004 amounted to $0.5 million or $0.37 per boe compared to $0.4 million or $0.39 per boe in the first quarter of 2003. Management fees are calculated based on 1.5% of operating cash flow which is defined as revenue less royalties and operating costs.

The Manager of the Fund is entitled to earn a performance incentive fee which is calculated at the end of each year based on the total return of the Fund. At March 31, 2004 no amount was paid to the Manager, nor is the Manager entitled to receive any payment related to the Fund's performance for the first three months of 2004 as the actual amount is calculated and paid on an annual basis only. If the performance fee was paid at March 31, 2004, based on the performance of the Trust in the first quarter, the total fee payable would be $5.6 million. The
Trust has accrued one quarter of this amount or $1.4 million for the first quarter of 2004. There is no certainty that the fee accrued in the financial statements will be paid at year end. Any performance incentive fee paid to the Manager at year end is expected to be settled in Advantage Trust Units.

INTEREST

Interest expense for the three months ended March 31, 2004 amounted to $1.3 million ($0.91 per boe) compared to $1.6 million ($1.47 per boe) for the first quarter of 2003. Lower interest expense in the first quarter of 2004 is the result of lower average bank debt balances in 2004 combined with lower interest rates.

TAXES

Current taxes are comprised primarily of capital tax, which amounted to $0.3 million for the three months ended March 31, 2004 compared to $0.4 million for the same period of 2003. Capital taxes are determined based on debt and equity levels at the end of the year. As a result of new legislation in 2003, capital taxes are to be gradually eliminated over the next five years.

For the three months ended March 31, 2004 a future income tax recovery of $7.8 million was included in income compared to a $3.1 million recovery for the comparable period in 2003. On March 31, 2004, Bill 27 Alberta Corporate Tax Amendment Act, 2004, which reduces the corporate provincial tax rate by 1%, was tabled and received first reading in the Alberta Legislative Assembly. As a result Bill 27 is substantively enacted and a non-recurring benefit of $2.2 million was recorded in the first quarter of 2004. There was no similar tax rate adjustment to income tax expense in the first quarter of 2003.

CASH FLOW NETBACK

                                           Three months ended    Three months ended
   Breakdown of cash flow per boe            March 31, 2004        March 31, 2003

                                           ($000)    (per boe)    ($000)    (per boe)
   ----------------------------------------------------------------------------------
   Crude oil & natural gas sales         $  53,836   $   38.29   $ 49,638    $ 45.84
   Hedging gains (losses)                        -           -     (7,559)     (6.98)
   Government & other royalties            (10,552)      (7.51)    (8,196)     (7.57)
   Operating costs                          (8,320)      (5.92)    (5,514)     (5.09)
   ----------------------------------------------------------------------------------

   Operating netback                        34,964       24.86     28,369      26.20
   General and administrative                 (846)      (0.60)      (825)     (0.76)
   Management fees                            (525)      (0.37)      (425)     (0.39)
   Interest & taxes                         (1,593)      (1.13)    (1,978)     (1.83)
   ----------------------------------------------------------------------------------

   Cash flow from operations             $  32,000   $   22.76   $ 25,141    $ 23.22
   Interest on convertible debentures       (2,100)      (1.49)    (1,332)     (1.23)
   ----------------------------------------------------------------------------------

   Cash available for distribution       $  29,900   $   21.27   $ 23,809    $ 21.99
   ----------------------------------------------------------------------------------

DEPLETION, DEPRECIATION AND ACCRETION OF ASSET RETIREMENT OBLIGATION

The depletion, depreciation and accretion (D,D&A) rate for the first quarter of 2004 was $14.24 per boe compared to $10.63 per boe for the first quarter of 2003. The D,D&A rate per boe increased in the first quarter of 2004 compared to the first quarter of 2003 due the acquisition of MarkWest Resources and revisions to the Fund's total proven reserves pursuant to National Instrument 51-101. Included in D,D&A is $0.2 million of accretion of the asset retirement obligation. Costs subject to depletion include $7.1 million relating to the capitalized portion of the asset retirement obligation in the first quarter of 2004. The retroactive application of the new accounting policy for asset retirement obligations requires restatement of prior periods, which

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                                                                  EXHIBIT 99.127

                                                                               E

resulted in the first quarter 2003 D,D&A rate to increase to $10.63 per boe compared to the previously reported rate of $10.59 per boe and D,D&A expense to increase by $0.2 million.

                                       4

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                                                                  EXHIBIT 99.127

                                                                               E

FINANCIAL REPORTING UPDATE

Hedging Relationships

Effective in the Fund's first quarter of 2004, the new CICA Accounting Guideline 13 "Hedging Relationships" requires that hedging relationships be identified, designated, documented and measured in order for the Fund to apply hedge accounting. Although the Fund believes that all of the hedges Advantage enters into are effective economic hedges, Advantage has elected to not use hedge accounting. The Fund will be using the fair value method to account for all of its hedge transactions. This method requires Advantage to mark to market at the balance sheet date the fair value of all outstanding hedges. At March 31, 2004 the mark to market valuation of Advantage's outstanding hedges was a loss of $11.1 million. This amount has been included in the income statement as an unrealized hedging loss with a corresponding hedging liability recorded on the balance sheet.

Asset Retirement Obligations

In March 2003 the CICA issued handbook section 3110 "Asset Retirement Obligations" which requires liability recognition for retirement obligations associated with the Fund's property and equipment. The obligations are initially measured at fair value, which is the discounted future value of the liability. The fair value is capitalized as part of the cost of the related assets and depleted to earnings over the assets useful life. The liability accretes until the retirement obligations are settled. Advantage adopted the new standard in the first quarter of 2004. The impact to the Trust of the implementation of this policy is disclosed in note 1 (b) of the March 31, 2004 financial statements.

Full Cost Accounting

Effective January 1, 2004 the Trust adopted CICA accounting guideline 16 "Oil and Gas Accounting - Full Cost". This accounting guideline replaced CICA accounting guideline 5, "Full cost accounting in the oil and gas industry". Accounting guideline 16 modifies how the ceiling test calculation is performed. The recoverability of a cost centre is tested by comparing the carrying value of the cost centre to the sum of the undiscounted cash flows expected from the cost centre. If the carrying value is not recoverable the cost centre is written down to its fair value. Adopting accounting guideline 16 had no effect on the Trust's financial results.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments and sales contracts. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following is a summary of the Fund's contractual obligations and commitments:

                                                   Payments due by
                                                       period
($millions)                      Total     2004       2005-2006      2007-2008   2009 & thereafter
--------------------------------------------------------------------------------------------------
Building lease                  $   3.5   $  0.8        $  1.6         $  1.1             -
Capital lease                   $   2.7   $  0.4        $  0.9         $  1.4             -
Pipeline/transportation         $   4.3   $  0.6        $  2.1         $  1.2        $  0.4
--------------------------------------------------------------------------------------------------
Total contractual obligations   $  10.5   $  1.8        $  4.6         $  3.7        $  0.4
--------------------------------------------------------------------------------------------------

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                                                                  EXHIBIT 99.127

                                                                               E

LIQUIDITY AND CAPITAL RESOURCES

Advantage's capital expenditures on development activities for the quarter ending March 31, 2004 were $29.4 million net of $0.8 million of minor property dispositions. Expenditures were focused on drilling, completions, pipelines and compression at Medicine Hat, Bantry, Nevis and Shouldice. A total of 44 (39.6 net) wells were drilled during the first quarter of 2004. Production from this drilling program is anticipated to come on-stream late in the second quarter of 2004.

      Sources and Uses of Funds ($ thousands)

                                                  Three months ended
                                                  ------------------
      Sources of funds

        Cash flow from operations                 $           32,000
        Units issued, net of costs                               116
        Increase in bank debt                                 33,187
        Property dispositions                                    791
                                                  ------------------
                                                  $           66,094
                                                  ------------------
      Uses of funds
        Capital expenditures                      $           30,202
        Distributions paid to Unitholders                     25,934
        Interest paid to debenture holders                     1,644
        Increase in working capital                            8,174
        Other                                                    140
                                                  ------------------
                                                  $           66,094
                                                  ------------------

Total bank debt outstanding at March 31, 2004 was $136.2 million. Advantage has an agreement with a syndicate of three Canadian chartered banks that provides for a $180 million facility consisting of $170 million extendible revolving loan facility and a $10 million operating loan facility both of which mature on May 29, 2004. The credit facilities are secured by a $250 million floating charge demand debenture, a general security agreement and a subordination agreement for the Trust covering all assets and cash flows. At March 31, 2004 Advantage also had a working capital deficit of $20.2 million.

Forward Looking Information

The information in this report contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

Non-GAAP Measures

Cash flow from operations and per Unit and cash available for distribution and per Unit are not recognized measures under the Canadian generally accepted accounting principles (GAAP). Management believes that cash flow and cash available for distribution are useful supplemental measures to analyse operating performance and provide an indication of the results generated by the Trust's principal business activities prior to the consideration of how those activities are financed or how the results are taxed. Investors should be cautioned, however, that these measures should not be construed as an alternative to net income determined in accordance with GAAP as an indication of Advantage's performance. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to measures used by other companies.

May 12, 2004

                                       6